July 30, 2018

TSX: SAM

Starcore Reports Year End 2018 Results

Vancouver, B.C. – Starcore International Mines Ltd. (the “Company”) has filed the results for the year end dated April 30, 2018 for the Company and its mining operations in Queretaro, Mexico and toll processing operations in Matehuala, Mexico. The full version of the Company's Financial Statements and Management's Discussion and Analysis can be viewed on the Company's website at www.starcore.com, or SEDAR at www.sedar.com. All financial information is prepared in accordance with IFRS and all dollar amounts are expressed in thousands of Canadian dollars unless otherwise indicated.

“The recent release of our 43-101 updating resources to over 267,306 AuEq ounces and 3.1 million tonnes of ore coupled with the improved production in recent months from both the mine and Altiplano represent a turning point for the Company” reported Robert Eadie, President of the company. “We have a renewed optimism and look forward to advancing our operating results.”

Financial Highlights for the year ending April 30, 2018 (audited):

•	Cash on hand is $2.3 million at April 30, 2018;
•	Gold and silver sales of $27.8 million, including $6.8 million of purchased concentrate processing revenue;
•	Net loss of $12.0 million, or $0.24 per share, which includes a non-cash impairment charge of $6.7 million against mining assets;
•	EBITDA(1) of $(5,223);

The following table contains selected highlights from the Company’s audited consolidated statement of operations for the year ended April 30, 2018 and ended April 30, 2017:

(in thousands of Canadian dollars) (audited)	Year Ended April 30 2018	Year Ended April 30 2017
Revenues	$ 27,807	$ 27,228
Cost of Sales	(32,735)	(26,402)
Earnings (Loss) from mining operations	(4,928)	826
Administrative Expenses	(5,291)	(3,593)
Impairment of Mining Interest, plant and equipment	(6,713)	-
Gain on sale of San Pedrito	-	7,128
Loss on disposal of E&E asset	(1,013)	-
Income tax recovery	5,945	2,861
Net income (loss)	$ (12,000)	$ 7,222
(i) Income per share – basic	$ (0.24)	$ 0.15
(ii) Income per share – diluted	$ (0.24)	$ 0.15

1

Reconciliation of Net income to EBITDA(1)
(in thousands of Canadian dollars) (Unaudited)	Year Ended April 30 2018	Year Ended April 30 2017
Net Income (loss)	$ (12,000)	$ 7,222
Sale of San Pedrito	-	(7,128)
Loss on disposal of E&E asset	1,013	-
Impairment of Mining Interest, plant and equipment	6,713	-
Income tax recovery	(5,945)	(2,861)
Interest	83	626
Depreciation and depletion	4,913	5,628
EBITDA	$ (5,223)	$ 3,487
EBITDA MARGIN(2)	(18.8%)	12.8%

(1)	EBITDA (“Earnings before Interest, Taxes, Depreciation and Amortization”) is a non-GAAP financial performance measure with no standard definition under IFRS. It is therefore possible that this measure could not be comparable with a similar measure of another Corporation. The Corporation uses this non-GAAP measure which can also be helpful to investors as it provides a result which can be compared with the Corporation’s market share price.
(2)	EBITDA MARGIN is a measurement of a company’s operating profitability calculated as EBITDA divided by total revenue. EBITDA MARGIN is a non-GAAP financial performance measure with no standard definition under IFRS. It is therefore possible that this measure could not be comparable with a similar measure of another Corporation. The Corporation uses this non-GAAP measure which can also be helpful to investors as it provides a result which can be compared with the Corporation’s market share price.

Production Highlights for the year ended April 30, 2018:

•	Equivalent gold production of 13,189 ounces;
•	Mine operating cash cost of US$1,237/EqOz;

•   All-in sustaining costs of US$1,782/EqOz;

The following table is a summary of mine production statistics for the San Martin mine three and twelve months ended April 30, 2018 and for the previous twelve months ended April 30, 2017:

	Unit of measure	Actual results for 3 months ended April 30, 2018	Actual results for 12 months ended April 30, 2018	Actual results for 12 months ended April 30, 2017
Production of Gold in Dore	thousand ounces	3.5	11.9	14.2
Production of Silver in Dore	thousand ounces	53.9	102.1	66.1
Equivalent ounces of Gold	thousand ounces	4.1	13.2	15.2

Silver to Gold equivalency ratio		80.2	78.2	70.2
Gold grade	grams/tonne	1.69	1.62	1.97
Silver grade	grams/tonne	40.6	21.3	16.1
Gold recovery	percent	88.4%	84.5%	81.5%
Silver recovery	percent	57.4%	55.2%	46.5%
Milled	thousands of tonnes	71.9	269.6	275.1
Operating Cost per tonne milled	US dollars/tonne	59	61	53
Operating Cost per Equivalent ounce	US dollars/ounces	1,019	1,237	969

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

2

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Gary Arca”
Gary Arca, Chief Financial Officer and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

GARY ARCA EVAN EADIE

Telephone: (604) 602-4935 Investor Relations
Facsimile: 1-604-602-4936 Telephone: (416) 640-1936

Toll Free: 1-866-602-4935

The Toronto Stock Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.